LeBoeuf, Lamb, Greene & MacRae
                                     L.L.P.
      A Limited Liability Partnership Including Professional Corporations

NEW YORK                      125 West 55th Street                        LONDON
WASHINGTON, D.C.            New York, NY 10019-5389              (A LONDON-BASED
ALBANY                           (212) 424-8000                    MULTINATIONAL
BOSTON                      Facsimile: (212) 424-8500               PARTNERSHIP)
DENVER                     Direct Dial: (212) 424-8137                     PARIS
HARRISBURG                                                              BRUSSELS
HARTFORD                                                            JOHANNESBURG
HOUSTON                                                               (PTY) LTD.
JACKSONVILLE                                                              MOSCOW
LOS ANGELES                                                               RIYADH
NEWARK                                                       (AFFILIATED OFFICE)
PITTSBURGH                                                              TASHKENT
SALT LAKE CITY                                                           BISHKEK
SAN FRANCISCO                                                             ALMATY
                                                                         BEIJING

                                          June 10, 2003


BY FACSIMILE AND EDGAR
----------------------

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549


          Re: Withdrawal of Registration Statement on Form S-1/S-3 filed by Allstate Life Global Funding and Allstate Life Insurance Company (File Nos. 333-101424 and 333-101424-01)
               ----------------------------------------------------------------

Dear Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Allstate Life Global Funding and Allstate Life Insurance Company (the "Registrants") hereby request withdrawal of their Registration Statement on Form S-1/S-3, together will all exhibits thereto (the "Registration Statement"), filed on November 22, 2002 (File Nos. 333-101424 and 333-101424-01)
pursuant to the Securities Act. The Registrants request an order granting the withdrawal of the Registration Statement be issued by the U.S. Securities and Exchange Commission (the "Commission") as soon as possible.

          The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement. The Registrants have decided not to proceed with the offering contemplated by the Registration Statement at this time. Allstate Life Insurance Company may undertake a subsequent private offering.

          The Registrants request that in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of Allstate Life Insurance Company for future use.

U.S. Securities and Exchange Commission
June 10, 2003
Page 2


          Please contact me at (212) 424-8137 with any questions you have regarding this matter.

                                              Best regards,

                                              /s/ Joseph L. Seiler III

                                              Joseph L. Seiler III



AGREED TO AND ACKNOWLEDGED BY:

         ALLSTATE LIFE GLOBAL FUNDING
By:      AMACAR Pacific Corp., not in its individual
         capacity but solely as Administrator


By:      /s/ Douglas K. Johnson
         -----------------------------
         Name:   Douglas K. Johnson
         Title:  President


         ALLSTATE LIFE INSURANCE COMPANY

By:      /s/ Michael J. Velotta
         -----------------------------
         Name:   Michael J. Velotta
         Title:  Senior Vice President, Secretary
                 & General Counsel